Exhibit 99.1

INREIT

REAL ESTATE INVESTMENT TRUST

INREIT

Investor **Update**

1st Quarter 2011

5.16.2011

INREIT Investor Update 1st Quarter 2011

INREIT
First Quarter 2011 Highlights
Assets
During the First Quarter of 2011, INREIT Real Estate Investment Trust’s total assets grew by $7.24 million to $351.22 million. This increase resulted most notably from the addition of two properties to the Trust portfolio, Sierra Ridge Apartment Complex located in Bismarck, ND (65.44% interest) and Applebee’s located in Apple Valley, MN (pictured above).
As a result of this growth in the Trust’s total assets and net income from operations, shareholder equity also increased by $1.79 million to $141.45 million. As a percentage of total assets INREIT’s shareholders equity decreased from 40.60% to 40.27% during the three month period ending March 31, 2011, due primarily to the payment of 1st quarter dividends.
Earnings
First Quarter revenues were 3.66% higher than the prior three month period, exceeding $11.95 million. First Quarter expenses were also 3% higher than the prior three month period, due to higher acquisition, disposition, legal, depreciation and amortization expenses.
Net Earnings for the period topped $1.32 million, a 42% decrease over the prior three month period; and a 6.9% increase over the 2010’s first quarter. Funds from Operations as well topped $3.76 million, an 8% increase over the prior three month period; and a 17% increase over the 2010’s first quarter.
On a weighted average, Funds from Operations were at $.26 per share, compared to $.25 per share during the First Quarter of 2010.
FFO & MFFO vs Dividends Paid
2008 to 2011 (In Millions)
Dividends
During the First Quarter of 2011 the number of share outstanding grew 3.54% from 3.60 million to 3.73 million and the number of outstanding operating partnership units increased 4.20% from 10.08 million to 10.50 million. Likewise, total dividends paid increased from $2.61 million in the Fourth Quarter of 2010 to $2.80 million in the First Quarter of 2011.
Dividend coverage reflects the extent to which a company’s Funds from Operations support or “cover” the dividends paid to investors. In the First Quarter of 2011, dividend coverage increased from 134.10% to 134.20%, primarily due to increased FFO caused by higher earnings during the quarter.
Total Weighted Shares

INREIT Real Estate Investment Trust
Consolidated Statement of Income
Unaudited

		First Quarter			Year to Date
	3/31/11	3/31/10	% Change	3/31/11	3/31/10	% Change

Operating Revenues
Multi-Family	$7,156,767	$6,045,279	18.4	$7,156,767	$6,045,279	18.4
Office	$2,240,440	$2,247,488	-0.3	$2,240,440	$2,247,488	-0.3
Retail	$1,277,831	$844,782	51.3	$1,277,831	$844,782	51.3
Senior Living	$675,020	$852,531	-20.8	$675,020	$852,531	-20.8
Medical	$668,462	$703,537	-5.0	$668,462	$703,537	-5.0
Land	$—	$—	0.0	$—	$—	0.0

Total Operating Revenue	$12,018,520	$10,693,618	12.4	$12,018,520	$10,693,618	12.4

Operating Expenses
Real Estate Expenses	$4,767,815	$4,159,200	14.6	$4,767,815	$4,159,200	14.6
Interest Expense	$2,954,510	$2,929,064	0.9	$2,954,510	$2,929,064	0.9
Depreciation & Amortization	$2,437,584	$2,214,340	10.1	$2,437,584	$2,214,340	10.1
General & Administrative	$599,175	$436,940	37.1	$599,175	$436,940	37.1

Total Operating Expense	$10,759,084	$9,739,545	10.5	$10,759,084	$9,739,545	10.5

Net Consolidated Earnings
Total Operating Revenue	$12,018,520	$10,693,618	12.4	$12,018,520	$10,693,618	12.4
Total Operating Expense	$(10,759,084)	$(9,739,545)	10.5	$(10,759,084)	$(9,739,545)	10.5
Other Income (Expense) — Net	$64,546	$284,183	-77.3	$64,546	$284,183	-77.3

Net Consolidated Earnings	$1,323,982	$1,238,256	6.9	$1,323,982	$1,238,256	6.9

Earnings Per Share/Unit
Shares/Units Outstanding	14,245,713	12,845,348	10.9	14,245,713	12,845,348	10.9
Net Consolidated Earnings	$1,323,982	$1,238,256	6.9	$1,323,982	$1,238,256	6.9

Earnings Per Share/Unit	$0.09	$0.10	-3.6	$0.09	$0.10	-3.6

Dividends Per Share/Unit
Shares/Units Outstanding	14,245,713	12,845,348	10.9	14,245,713	12,845,348	10.9
Total Dividends Paid	$2,802,886	$2,477,241	13.1	$2,802,886	$2,477,241	13.1

Dividends Per Share/Unit	$0.20	$0.19	2.0	$0.20	$0.19	2.0

Funds From Operations* Per Share/Unit
Shares/Units Outstanding	14,245,713	12,845,348	10.9	14,245,713	12,845,348	10.9
Funds from Operations*	$3,761,566	$3,224,323	16.7	$3,761,566	$3,224,323	16.7

FFO Per Share/Unit	$0.26	$0.25	5.2	$0.26	$0.25	5.2

Dividend Coverage
Funds From Operations*	$3,761,566	$3,224,323	16.7	$3,761,566	$3,224,323	16.7
Total Dividends Paid	$2,802,886	$2,477,241	13.1	$2,802,886	$2,477,241	13.1

Dividend Coverage**	134.2%	130.2%	3.1	134.2%	130.2%	3.1

*
The term “Funds from Operations” or “FFO” is used by real estate investment trusts (REITS) to define the cash flow from their operations. “Funds from Operations” is calculated by adding Depreciation and Amortization to Net Earnings. Gains or losses from sales of real estate are not included in the calculation of FFO.

**
Dividend coverage reflects the extent to which an company’s Funds from Operations support or “cover” the dividends paid to investors. Strong coverage (i.e. greater Funds from Operations than than dividends paid out) improves a company’s ability to increase, maintain or even pay dividends in then event FFO declines.

Second Quarter 2011
InvestorUpdate: Expected to be
available on or about
August 15, 2011

The next INREIT Real Estate Investment Trust’s InvestorUpdate is expected to be available on the INREIT website at www.inreit.com on or about August 15, 2011. Hardcopies of the INREIT InvestorUpdate are available upon request at the company’s offices in Fargo and Minot, North Dakota.

INREIT InvestorUpdate

The INREIT Real Estate Investment Trust InvestorUpdate is published by Investor Relations staff of INREIT Management LLC. Requests for further information may be directed to the Trust’s Corporate Secretary at 701-837-1031.

Correspondence should be sent to:
Investor Relations
INREIT Real Estate Investment Trust
216 South Broadway, Suite 202

Minot, North Dakota 58701

Email Address: information@inreit.com

Cautionary Language Concerning Forward-Looking Statements

Information set forth in this InvestorUpdate contains financial estimates and other forward-looking statements that are subject to risks and uncertainties, and actual results may differ materially. INREIT Real Estate Investment Trust disclaims any obligation to update or revise statements contained in this InvestorUpdate based upon new information or otherwise.

This InvestorUpdate may contain certain non-GAAP financial measures. Reconciliations between the non-GAAP financial measures and the GAAP financial measures are made in the Trust’s financial statements.